UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

The First Marblehead Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

320771108

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 320771108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Interlaken Investment Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 10,195,960

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 10,195,960

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,195,960

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.5%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William R. Berkley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,000

	6.	Shared Voting Power 10,195,960

	7.	Sole Dispositive Power 8,000

	8.	Shared Dispositive Power 10,195,960

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,203,960

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.5%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer The First Marblehead Corporation
	(b)	Address of Issuer’s Principal Executive Offices The Prudential Tower 800 Boylston Street, 34th Floor Boston, MA 02199-8157

Item 2.
	(a)	Name of Person Filing
	(b)	Address of Principal Business Office or, if none, Residence
	(c)	Citizenship
This statement is filed jointly on behalf of the persons identified below, in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):
Interlaken Investment Partners, L.P. (“Investment Partners”) William R. Berkley (“Berkley”)
The address of each of Investment Partners and Berkley is:
475 Steamboat Road Greenwich, CT 06830
For the citizenship of Investment Partners and Berkley , see Item 4 of the cover sheet for each such Reporting Person.
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 320771108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:
As of February 10, 2004: (i) Investment Partners owned directly 10,195,960 shares of Common Stock, and (ii) Berkley owned directly options to purchase 8,000 shares of Common Stock, which options are currently exercisable.  Berkley is the President and sole shareholder of Lake Management, Inc., which is the sole general partner of Interlaken Management Partners, L.P., which is the sole general partner of Investment Partners.  As such, Berkley indirectly controls Investment Partners and may be deemed to have beneficial ownership of the 10,195,960 shares of Common Stock held by Investment Partners.

(b)

Percent of class:
Each of Investment Partners and Berkley are deemed to hold 16.5% of the Issuer’s outstanding Common Stock, based upon 61,684,010 shares outstanding as of  November 5, 2003, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2003.

(c)

Number of shares as to which the person has:
Interlaken Investment Partners, L.P.:  0 shares with sole power to vote or to direct the vote; 10,195,960 shares with shared power to vote or to direct the vote; 0 shares with sole power to dispose of or to direct the disposition of; 10,195,960 shares with shared power to dispose of or to direct the disposition of

William R. Berkley:  8,000 shares with sole power to vote or to direct the vote; 10,195,960 shares with shared power to vote or to direct the vote; 8,000 shares with sole power to dispose of or to direct the disposition of; 10,195,960 shares with shared power to dispose of or to direct the disposition of

(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERLAKEN INVESTMENT PARTNERS, L.P.
By: Interlaken Management Partners, L.P., its general partner
By: Lake Management, Inc., its general partner

By:	/s/ William R. Berkley
William R. Berkley, President

Date:	2/10/04

/s/ WILLIAM R. BERKLEY
WILLIAM R. BERKLEY

Date:	2/10/04

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13G

Interlaken Investment Partners, L.P., a limited partnership organized and existing under the laws of the State of Delaware, and William R. Berkley hereby agree to file jointly, on behalf of each of them, the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments thereto, filed on behalf of each of the parties hereto.

INTERLAKEN INVESTMENT PARTNERS, L.P.
By: Interlaken Management Partners, L.P., its general partner
By: Lake Management, Inc., its general partner

By:	/s/ William R. Berkley
William R. Berkley, President

Dated: February 10, 2004

/s/ WILLIAM R. BERKLEY
WILLIAM R. BERKLEY

Dated: February 10, 2004